UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 27, 2024 (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of Oriental Culture Holding LTD. (the “Company”) granted stock awards of 300,000 ordinary shares of the Company, par value $0.00025 (the “Ordinary Shares”), pursuant to the Company’s 2021 Omnibus Equity Plan, to four officers and employees of the Company and subsidiaries of its operating variable interest entity (the “Grantees”), including 75,000 shares to Mr. Yi Shao, Chief Executive Officer of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 27, 2024. The form of Unrestricted Stock Award Agreement is filed as Exhibits 10.1 to this report on Form 6-K and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: February 29, 2024	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
10.1	Form of Unrestricted Stock Award Agreement by and between Oriental Culture Holding LTD. and Grantees dated on February 27, 2024.

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